Prospectus Supplement No. 5 (to prospectus dated February 1, 2022)	Filed pursuant to Rule 424(b)(3) Registration No. 333-262179

Bowlero Corp.

216,956,397 Shares of Class A Common Stock

7,296,793 Shares of Class A Common Stock Issued upon Exercise of Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated February 1, 2022 (the “Prospectus”), related to: (1) the offer and sale, from time to time, by the selling securityholders identified in the Prospectus, or their permitted transferees, of up to 216,956,397 shares of Class A common stock, par value $0.0001 (the “Class A Common Stock”) and (2) the resale by certain of the selling securityholders of up to 7,296,793 shares of Class A Common Stock issued upon exercise of warrants to purchase shares of Class A Common Stock (“warrants”), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on May 19, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

On May 16, 2022, we completed the redemption of all outstanding warrants. In connection with the redemption, the warrants ceased trading on the New York Stock Exchange (the “NYSE”) and were delisted, with the trading halt announced after close of market on May 16, 2022.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock is listed on the NYSE under the symbol “BOWL.” On May 18, 2022, the closing sale price per share of our Class A Common Stock was $9.93.

Investing in our securities involves risks. See “Risk Factors” beginning on page 6 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 19, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 19, 2022

Bowlero Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40142	98-1632024
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7313 Bell Creek Road Mechanicsville, Virginia	23111
(Address of principal executive offices)	(Zip Code)

(804) 417-2000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	BOWL	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

Results of the Completed Warrant Redemption

On May 19, 2022, Bowlero Corp. (“Bowlero”) issued a press release announcing results of the completed redemption of all of its outstanding publicly traded and privately held warrants to purchase shares of its Class A common stock, par value $0.0001 per share (the “Common Stock”) that were issued under the Warrant Agreement, dated as of March 2, 2021, between Bowlero (f/k/a Isos Acquisition Corporation) and Continental Stock Transfer & Trust Company.

Update on the Company’s Repurchase Program

Bowlero also announced that, as of May 11, 2022, it has repurchased 465,667 shares of Common Stock for at an average cost of $9.25 or $4,305,750 since the end of its third fiscal quarter ended March 27, 2022 under its previously authorized program for the repurchase of up to an aggregate amount of $200 million of its shares of Common Stock and warrants, which was announced on February 7, 2022.

Repurchases of Common Stock and the timing thereof will depend upon market conditions, corporate liquidity requirements and priorities, debt agreement limitations and other factors as may be considered in Bowlero’s sole discretion. The share repurchase program does not obligate Bowlero to repurchase any particular amount of Common Stock and may be suspended or discontinued at any time without notice. Repurchases may be made in the open market, by block purchase, or in privately negotiated transactions or otherwise. Repurchases may also be made pursuant to a trading plan under Rule 10b5-1 under the Exchange Act, which would permit shares to be repurchased when Bowlero might otherwise be precluded from doing so because of self-imposed trading blackout periods or other regulatory restrictions.

A copy of the press release announcing the completion of the redemption and the repurchases is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press release, dated May 19, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bowlero Corp.

Date:	May 19, 2022	By:	/s/ Brett I. Parker
Name: Brett I. Parker
Title: President and Chief Financial Officer

[Signature Page to Form 8-K]

EXHIBIT 99.1

Bowlero Corp. Completes Redemption of All Outstanding Warrants and Provides

an Update on its Share Repurchase Program

•	As of 5:00 PM New York City time on May 18, 2022, all outstanding publicly and privately held warrants have been exercised or redeemed.

•	2,040 warrants were exercised for cash and 14,524,679 warrants were exercised on a cashless basis.

•	4,264,399 Class A Shares were issued for the cashless exercise; however, on a fully diluted basis, at a share price of $20, the share count would now be lower by approximately 2 million shares..

•	Following the end of Q3 FY ’22 and through May 11, 2022, the company repurchased 465,667 shares of Class A common stock for $4,305,750.

RICHMOND, Va., May 19, 2022 (GLOBE NEWSWIRE) – Bowlero Corp. (NYSE:BOWL), (“Bowlero” or the “Company”) today announced the completion of its redemption of all publicly traded warrants (the “Public Warrants”) and privately held warrants (the “Private Warrants”, together with the Public Warrants, the “Warrants”) to purchase shares of the Bowlero’s Class A common stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement (the “Warrant Agreement”), dated March 2, 2021, by and between the Company and Continental Stock Transfer & Trust Company (“CST”), as warrant agent (“the Warrant Agent”), that remained outstanding at 5:00 p.m. New York City time on May 16, 2022 (the “Redemption Date”), for a redemption price of $0.10 per Warrant.

“By retiring all of the Warrants and continuing our share purchases, we were able to return capital to shareholders, reduce the prospects of future dilution and simplify our capital structure. This was all done in a very cash efficient manner, and is in line with our plans to opportunistically allocate capital to maximize returns for shareholders”, said Brett Parker, President and CFO of Bowlero Corp.

On April 14, 2022, the Company issued a press release stating that, pursuant to the terms of the Warrant Agreement, on the Redemption Date it would redeem all of the outstanding Warrants at a redemption price of $0.10 per Warrant.

Of the 9,137,592 Public Warrants that were outstanding as of the quarter ended on March 27, 2022, 2,040 Public Warrants were exercised for cash at an exercise price of $11.50 per share of Common Stock and 9,126,851 Public Warrants were exercised on a cashless basis in exchange for an aggregate of 2,679,597 shares of Common Stock, in each case in accordance with the terms of the Warrant Agreement, representing approximately 99.9% of the outstanding Public Warrants.

In addition, all 5,397,828 Private Warrants that were outstanding as of the closing of the Business Combination were exercised on a cashless basis in exchange for an aggregate of 1,584,802 shares of Common Stock in accordance with the terms of the Warrant Agreement. Total cash proceeds to the Company generated from exercises of the Public Warrants for cash were approximately $23,000. 8,701 Public Warrants were redeemed by the Company for the redemption price of $0.10 per warrant, for a total of $870.10. Following the Redemption Date, the Company had no Public Warrants or Private Warrants outstanding.

In total, as a result of the completion of the redemption of the Public and Private Warrants, the Company issued 4,264,399 shares of Common Stock for exercise on a cashless basis, in which the exercising holders received 0.2936 shares of Common Stock per warrant exercised. If the Company were to have conducted such redemption when the price of its Common Stock were equal to $20 per share, the Company estimates that it would have had to issue approximately 2 million additional shares of Common Stock for exercise on a cashless basis, assuming that all holders chose to exercise their Warrants on a cashless basis.

The Company also announced that, as of May 11, 2022 it has repurchased 465,667 shares of Common Stock for an average cost of $9.25 or $4,305,750 since the end of its third fiscal quarter ended March 27, 2022 under its previously authorized program for the repurchase of up to an aggregate amount of $200 million of its shares of Common Stock and Warrants, which was announced on February 7, 2022. After the cumulative share and Warrant repurchases, the Company has approximately $189 million remaining under the program.

The Company will continue to review the authorized share repurchase program and may repurchase additional shares of Common Stock depending upon market conditions, corporate liquidity requirements and priorities, debt agreement limitations and other factors in its sole discretion. The share repurchase program does not obligate the Company to repurchase any particular amount of Common Stock and may be suspended or discontinued at any time without notice.

In connection with the redemption, the Warrants ceased trading on the New York Stock Exchange and were delisted, with the trading halt announced after close of market on May 16, 2022. The Common Stock continues to trade on the New York Stock Exchange under the symbol “BOWL.”

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Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. These forward-looking statements reflect our views with respect to future events as of the date of this release and are based on our management’s current expectations, estimates, forecasts, projections, assumptions, beliefs and information. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. All such forward-looking statements are subject to risks and uncertainties, many of which are outside of our control, and could cause future events or results to be materially different from those stated or implied in this document. It is not possible to predict or identify all such risks. These risks include, but are not limited to: the impact of COVID-19 or other adverse public health developments on our business; our ability to grow and manage growth profitably, maintain relationships with customers, compete within our industry and retain our key employees; changes in consumer preferences and buying patterns; the possibility that we may be adversely affected by other economic, business, and/or competitive factors; the risk that the market for our entertainment offerings may not develop on the timeframe or in the manner that we currently anticipate; general economic conditions and uncertainties affecting markets in which we operate and economic volatility that could adversely impact our business, including the COVID-19 pandemic and other factors described under the section titled “Risk Factors” in the registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Company, as well as other filings that the Company will make, or has made, with the SEC, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this press release and in other filings. We expressly disclaim any obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by applicable law.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any Bowlero securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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About Bowlero

Bowlero Corp. is the worldwide leader in bowling entertainment, media, and events. With more than 300 bowling centers across North America, Bowlero Corp. serves more than 26 million guests each year through a family of brands that includes Bowlero, Bowlmor Lanes, and AMF. In 2019, Bowlero Corp. acquired the Professional Bowlers Association, the major league of bowling, which boasts thousands of members and millions of fans across the globe. For more information on Bowlero Corp., please visit BowleroCorp.com.

Contacts:

For Media:
ICR, Inc.
Tom Vogel
Tom.Vogel@icrinc.com

For Investors:
ICR, Inc.
Ashley DeSimone
Ashley.desimone@icrinc.com

Ryan Lawrence
Ryan.Lawrence@icrinc.com

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